PAUL J. POLLOCK

                                                      paul.pollock@kattenlaw.com
                                                      212.940.8555 direct
                                                      212.894.5511 fax

January 12, 2007

Via EDGAR and Federal Express

Ms. Maureen Bauer
Staff Accountant
United States Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Wealthcraft Systems, Inc.
                  Item 4.01 Form 8-K dated November 13, 2006
                  Filed November 13, 2006
                  Amended November 16, 2006
                  File No. 0-51575

Dear Ms. Bauer,

Set forth below is the response of Wealthcraft Systems, Inc. (the "Company") to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter, dated November 22, 2006 (the "Comment Letter"), concerning the referenced Current Report on Form 8-K filed on November 13, 2006. For your convenience and to facilitate your review, we have set forth herein the comments contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words "we", "us" and "our" refer to the Company.

1) Please revise the second paragraph of your Item 4.01 disclosure to state specifically whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. See
      Item 304(a)(1)(ii) of Regulation S-B.

      We complied with your request and filed an amendment to the Item 4.01 Form 8-K on January 12, 2007 indicating whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainties, audit scope or accounting principles.

2) Please file a newly dated letter from your former accountant stating whether the accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree. The letter should

Ms. Maureen Bauer
January 12, 2007
Page 2

      specifically state that your former accountants have read your revised
      Item 4.01 disclosures and whether they agree with it insofar as it pertains to their firm, or not. Refer to Item 304(a)(3) of Regulation S-B.

      We complied with your request and filed an amendment to the Item 4.01 Form 8-K on January 12, 2007 and have included a newly dated letter from our former accountants stating they the former accountants have read and agree with our revised Item 4.01 disclosure.

3) We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We acknowledge that:

      o we are responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o we may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding our response, please feel free to call me (212-940-8555).

                                                              Sincerely,


                                                              /s/ Paul Pollock

                                                              Paul Pollock
cc: Kelly Jay Michael Tallas